Birch Mountain Resources Ltd. Suite 300, 250 Sixth Avenue SE Calgary Alberta Canada T2P 3H7 403 262 1838 tel 403 263 9888 fax

December 20, 2007

Via Federal Express

Jill Davis
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549-7010
U.S.A

Re:

Birch Mountain Resources Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2006
Filed April 2, 2007
From 20-F/A for the Fiscal Year Ended December 31, 2006
Filed April 4, 2007
File No. 001-32475

Dear Ms. Davis,

We are writing in response to your letter of December 12, 2007 (the "Comment Letter") concerning the above filings of Birch Mountain Resources Ltd. (the "Company). The Company by this letter is requesting an extension of time to file its written response to the Comment Letter. This request is being made as a result of the Company (i) operating with reduced staff during the current holiday season, (ii) having reduced access to professional advisors due to the holiday season, and (iii) being in the midst of replacing its recently resigned Chief Financial Officer. As a result, the Company does not believe it can prepare an adequate response to your letter prior to January 30, 2008 and asks that an extension be provided until such time. Please do not hesitate to contact me should you have any questions of concerns relating to the above.

Sincerely,

BIRCH MOUNTAIN RESOURCES LTD.

per, Douglas J. Rowe, Executive Chairman and CEO

cc. Joel J. Jarding, President and COO